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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of:       December 7, 2001
                        ----------------


                                  TRICOM, S.A.
                 (Translation of registrant's name into English)


         AVENIDA LOPE DE VEGA NO. 95, SANTO DOMINGO, DOMINICAN REPUBLIC
                    (Address of principal executives offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   X      Form 40-F
                               -----              -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes            No   X
                               -----         -----

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

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TRICOM  REVISES THE TERMS OF ITS RIGHTS OFFERING

SANTO DOMINGO, Dominican Republic, December 7 - TRICOM (NYSE: TDR) announced today that it revised the previously announced subscription price for its rights offering to the holders of its outstanding Class A common stock, Class B stock and American Depository Shares (ADSs), based on recent market prices of TRICOM's ADSs. The new subscription price will be $4.00 per ADS. All other material terms of the rights offering will remain the same.

Based on the revised subscription price, shareholders will be issued 0.822 non-transferable rights for each share of Class A common stock, Class B common stock and ADS held. Each right will be exercisable for one newly issued ADS. Up to approximately 16,492,522 ADSs will be issued if the offering is fully subscribed, which amount does not include approximately 10 million shares of Class A common stock which will be issued to GFN Corporation, TRICOM's principal shareholder. No fractional rights will be issued, but TRICOM will round the number of rights its shareholders receive down to the nearest whole number. Shareholders will have the right to subscribe for additional shares not subscribed for by others in the primary subscription on a pro rata basis.

The record date still will be December 10, 2001, and the offering will commence on December 11, 2001 and continue until 5:00 p.m. on December 27, 2001, as previously announced. It is expected that subscription certificates will be mailed to shareholders on or about December 11, 2001.

The rights offering will involve the offer of shares of newly issued ADSs of TRICOM for a maximum aggregate amount of approximately $106 million. This amount includes the $40 million capital infusion previously made by GFN. GFN will purchase shares of Class A common stock at the same subscription price as the subscription price for all other shareholders.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of ADSs in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

For additional information, please visit TRICOM's Investor Relations website at Http://www.tdr-investor.com

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       TRICOM, S.A



Dated: December 7, 2001                By: /s/ Carlos F. Vargas
                                           ------------------------------------
                                           Carlos F. Vargas
                                           First Vice President,
                                           Finance and Administrative
                                           Division and Chief Financial Officer